GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

September 27, 2011

Ms. Jessica Dickerson
Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

B-Maven, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-176376

Dear Ms. Dickerson:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 13, 2011.

General

1.

The Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

   i.    Is a development stage company that has no specific business plan  or purpose [emphasis added] or has indicated that its business plan is to engage in a  merger or acquisition with an unidentified company or companies, or other entity or person; and

   ii.   Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations which involves the planned sale of skin care products for which initial product formulas have been acquired. These matters are described in the expanded section entitled BUSINESS and subheadings thereunder.

It is reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company is considering all possible avenues to develop its business. It believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, the Company does not have any current plans to engage in a merger or acquisition with any other company or companies or other entity or person. This is disclosed in the PROSPECTUS SUMMARY as follows. “The Company has no current plans to be acquired or to merge with any other company nor does the Company or any of its shareholders have any plans to enter into a change of control or similar transaction.”

Outside Front Cover of the Prospectus

2.

We have revised our disclosure throughout the prospectus to describe the offering as “direct primary” offering rather than “best-efforts.”

3.

We have corrected the page reference.

Prospectus Summary

4.

We have made the requested disclosure.

Risk Factors

5.

We have made the requested changes.

6.

We have deleted the requested statement.

7.

We have divided the Risk Factor into two separate Risk Factors.

8.

We have edited the Risk Factor describing the use of manufacturers having liability insurance.

9.

We have made the requested additional disclosures to the Risk Factors referred to in the Comment.

10.

We have made the requested disclosure.

Use of Proceeds

11.

We have made the requested disclosure.

The Offering

12.

We have made the requested disclosure.

13.

We have revised the requested sentence.

14.

We have made the requested disclosure.

Dilution

15.

We have revised the tabular data as requested.

Management’s Discussion and Analysis or Plan of Operation

16.

We have deleted the duplicative paragraph and revised the remaining paragraph to accurately reflect our plans and products.

17.

We have made the requested disclosure.

18.

We have made the requested disclosure.

19.

We have made the requested disclosure.

20.

We have made the requested disclosure.

21.

We have made the requested revisions.

22.

We have made the requested disclosure.

23.

We have removed all references to our President providing any funds.

Seasonality

24.

We have revised our disclosure.

Business

25.

We have made the requested disclosure.

26.

We have made the requested disclosure and made clear that there are no existing products.

27.

We have expanded our disclosures and also eliminated all references to strategic joint ventures.

28.

We have revised our disclosure to indicate that we have not yet entered into any agreements or formal discussions with independent contractors, distributors or other professionals.

29.

We have disclosed that our initial product development will consist of up to eight products but that there are no assurances that we will be successful in achieving that goal.

30.

We have added disclosure discussing the various steps that we will take to obtain financing. There is no way in which we can predict the likelihood of our success.

31.

We have made the requested disclosure.

32.

We have clarified our disclosure to reflect that we do not have a formal agreement with an independent cosmetics formulator.

33.

We have made the requested disclosure.

34.

We have made the requested disclosure.

35.

We have made the requested disclosure

36.

We have made the requested disclosure and have eliminated all statement comparing the quality of our products to those of competitors.

37.

We have made the requested disclosure.

Employees

38.

We have made the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons

39.

The Company has disclosed that Ms. Jones is an entrepreneur who has no formal experience with a public company or any formal financial education. Her strength is her ability to develop product ideas.

Certain Relationships and Related Transactions

40.

Gary B. Wolff, P.C.is added as a promoter for the reasons indicated in this expanded section.

Shareholder Matters

41.

We have made the change cited in the Comment.

42.

We have made the requested disclosure.

The remainder of this page is left blank.

State Securities – Blue Sky Laws

43.

We have eliminated the statement referred to in the Comment.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

B-Maven, Inc.

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